N-SAR Exhibit: Sub-item 77M
Legg Mason Partners Equity Trust
ClearBridge Large Cap Growth Fund
Item 77M: Mergers
In response to Sub-Items 77M(a) and (b),  ClearBridge
Large Cap Growth Fund, pursuant to the Agreement and
Plan of Reorganization, acquired the assets and liabilities of ClearBridge Equity Fund, effective
December 19, 2014. The merger was approved by each Fund?s Board at a meeting held on July 30-31, 2014.
The shareholders of ClearBridge Equity Fund approved the merger at a special meeting held on December 10,2014.